SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                             ON-SITE SOURCING, INC.
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   682195 10 2
                                 (CUSIP Number)

                        The Estate of John S. Stoppelman
                         Betty Lue Skidmore, Executrix
                             10900 Equestrian Court
                             Reston, Virginia 20190

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

                            Mary Ann Mancini, Esquire
                              Tucker, Flyer & Lewis
                           a professional corporation
                         1615 L Street, N.W., Suite 400
                           Washington, D.C. 20036-5612
                                 (202) 452-8600

                                 August 4, 1998
                      (Date of Event which Requires Filing
                               of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

CUSIP No.  682195 10 2                                         Page 2 of 5 Pages
                                       13D

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

         The Estate of John S. Stoppelman            52-6930329

2.    Check the appropriate box if a member of a group
                                                                         (a) [ ]
                                                                         (b) [ ]
3.    SEC USE ONLY

4.    Source of Funds

         OO

5.   Check Box if Disclosure of Legal  Proceedings is Require  Pursuant to Items
     2(d) or 2(e)                                                            [ ]

6.    Citizenship or Place of Organization

         Commonwealth of Virginia, Circuit Court of Fairfax County

NUMBER OF SHARES           7.    Sole Voting Power
BENEFICIALLY                       630,000 shares
OWNED BY
EACH                       8.    Shared Voting Power
REPORTING                          0 shares
PERSON
WITH                       9.    Sole Dispositive Power
                                   630,000 shares

                           10.   Shared Dispositive Power
                                   0 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting Person

         630,000 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            [  ]

13.    Percent of Class Represented by Amount in Row (11)

         13.07%

14.    Type of Reporting Person

         OO

ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share ("Common Stock"), of On-Site Sourcing, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1111 North 19th Street, Suite 404, Arlington, Virginia 22209.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c), (f) This Statement is being filed on behalf of the Estate of John S. Stoppelman (the "Estate"). The business address of the Estate is c/o Tucker, Flyer & Lewis, 1615 L Street, N.W., Suite 400, Washington, D.C. 20036, Attention: Eric A. Vendt, Esquire.

         Pursuant to the Certificate of Qualification, issued on August 4, 1998 (the "Certificate of Qualification") by the Circuit Court of Fairfax County, Commonwealth of Virginia, the Estate is administered by the executrix: Betty Lue Skidmore.

         (d)-(e) During the past five years, the Executrix of the Estate, Betty Lue Skidmore, has not been convicted in a criminal proceeding, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares of Common Stock (the "Shares") which are the subject of this Statement were acquired by operation of law upon the death of John S. Stoppelman, Esquire who was the Chairman of the Board and Secretary of the Issuer. The Shares were acquired by the Estate without consideration.

ITEM 4.  PURPOSE OF TRANSACTION

         The Estate acquired the Shares upon the death of John S. Stoppelman and is holding them for the beneficial interest of heirs of John S. Stoppelman.

         (a)-(j) The Estate does not have any plans or proposals related to or which would result in any of the actions or transactions specified in clauses
(a) through (j) of Item 4 of Schedule 13D. Several individuals have approached the Estate regarding a potential purchase of the Shares. The Estate reserves the right to acquire or dispose of the Shares, or to formulate other purposes, plans or proposals regarding the Issuer or the Shares held by the Estate to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(c) The Estate beneficially owns, and has sole voting and dispositive power with respect to 630,000 shares of Common Stock constituting 13.07% of the 4,819,669 issued and outstanding shares as of the close of business on June 30, 1998, as reported in the Issuer's Quarterly Report on Form 10-Q SB dated August 14, 1998. The Estate has sole voting and dispositive power with respect to 630,000 shares of common stock.

         The Executrix does not own any shares of Issuer in her individual capacity.

         (d)-(e)  Inapplicable.


ITEM 6   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to John S. Stoppelman's Will, the Executrix of the Estate has the power to dispose of, and vote, the Beneficial Interest held by the Estate.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            THE ESTATE OF JOHN S. STOPPELMAN


DATE: September 8, 1998                  By:/s/ Betty Lue Skidmore   (SEAL)
                                            BETTY LUE SKIDMORE, Personal
                                            Representative of The Estate of
                                            John S. Stoppelman